EXHIBIT 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Common Stock, par value $0.0001 per share	$17,250,000	(3)	$2,546.10

Total Registration Fee	$17,250,000		$2,546.10

(1)	Calculated pursuant to Rule 457(o) on the basis of the maximum aggregate offering price of all of the securities to be registered.

(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)	Includes shares of common stock representing 15% of the number of shares of common stock offered to the public that the underwriters have the option to purchase to cover over-allotments, if any.